SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of December, 2006
                                          --------------
                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP PLC - Directors Interests
                                ----------------------------------

For immediate Release
Contact: Angela Tully
Tel: 020 7065 3652



AMVESCAP PLC - Directors Interests


London, 29 December 2006 - Each year a proportion of the fees of each non executive director (including the Chairman) of AMVESCAP PLC (the "Company") is paid in stock, with the stock being acquired on the last business day of the financial year to which it relates, to be held by them for the duration of their tenure as a director.

On 29 December 2006, the shares listed below were purchased at a price of 600.923p per share.


................................................ ...............................
Name of Non executive director                  Number of shares acquired
................................................ ...............................
................................................ ...............................

................................................ ...............................
................................................ ...............................
Rex Adams                                                   4,200
................................................ ...............................
................................................ ...............................
Sir John Banham                                             4,200
................................................ ...............................
................................................ ...............................
Rod Canion                                                  4,200
................................................ ...............................
................................................ ...............................
Denis Kessler                                               4,200
................................................ ...............................
................................................ ...............................
Edward Lawrence                                             4,200
................................................ ...............................
................................................ ...............................
Thomas Presby                                               4,200
................................................ ...............................
................................................ ...............................

................................................ ...............................

This notification is made pursuant to Disclosure Rule 3.1.4R.





-END-

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  19 December, 2006                   By   /s/  Angela Tully
      -----------------                   --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary